Filing pursuant to Rule 425 under the

Securities Act of 1933, as amended

Deemed filed under Rule 14a-12 under the

Securities Exchange Act of 1934, as amended

Filer: Kindred Healthcare, Inc.

Subject Company: RehabCare Group, Inc.

Commission File Number: 333-173050

Form of Letter to Analysts

Dear:

I hope this finds you well and that you can take a moment to read the information provided below about our progress at Kindred Healthcare.

As you know, Kindred is the largest and most diverse provider of integrated post-acute services in the nation. Each day, our nearly 57,000 employees treat 33,800 patients across the continuum of post-acute care in local markets nationwide. We view our responsibility to provide quality care as central to our mission and value proposition to shareholders.

This 2010 Quality and Social Responsibility Report and our performance illustrates Kindred’s committed to being transparent about our quality results and our ongoing efforts to ongoing efforts to improve person-centered care coordination, transitions in care and advancing the policy goal of continuing the care in a more integrated, cost-effective way.

We are proud that we have been ranked one of Fortune magazine’s Most Admired Healthcare Companies in 2009, 2010 and 2011. We take seriously our responsibility to educate the public and policymakers about our challenges, our successes, the changing nature of our patient and resident population, and how we care for them, and areas for improvement. We also believe that we have a responsibility to communicate our results and efforts to improve quality.

Recently, we announced plans to acquire RehabCare Group which will better enable us to Continue The Care for patients and residents across the entire post-acute continuum in local markets. This growth and development is possible because of our dedicated employees and a balanced approach to creating value for our patients, residents, employees and shareholders.

As the report illustrates, we continue to make progress in many of the metrics we and policy makers use to measure the quality of services and clinical outcomes for our patients and residents. Here are just a few quick highlights from the report that illustrate how we delivered on Kindred’s promise of hope, healing and recovery:

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Our long-term acute care hospitals and nursing and rehabilitation centers continued to outperform national benchmarks in key quality indicators while caring for sicker patients and investing in additional clinical resources to meet their needs.

•	Our integrated care approach resulted in decreased lengths of stay, fewer rehospitalizations and more patients going home sooner.
•	The physical, occupational and speech therapy services provided by Peoplefirst led to a 76.4% functional improvement for our patients.
•	In 2010, we invested more than $300 million in our employees through training, healthcare, tuition reimbursement and other programs.

The 2010 report also features a new section on Powering Innovation. On pages 18 and 19, we detail how Kindred is leading efforts to reduce avoidable and costly rehospitalizations, how to better integrate care across the post-acute care continuum in order to improve clinical outcomes and care coordination and to successfully transition people home through an episode of care sooner.

Thank you for taking the time to review this report. Please contact me, Rich Lechleiter at (502) 596-7734 or Hank Robinson at (502) 596-7732 with any questions about the content.

Sincerely,

Paul J. Diaz

President and Chief Executive Officer

Additional Information About this Transaction

In connection with the pending transaction with RehabCare Group, Inc. (“RehabCare”), Kindred Healthcare, Inc. (“Kindred”) has filed with the Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-4 (commission file number 333-173050) that includes a joint proxy statement of Kindred and RehabCare that also constitutes a prospectus of Kindred. The registration statement was declared effective by the SEC on April 26, 2011. Kindred and RehabCare mailed the definitive joint proxy statement/prospectus to their respective stockholders on or about April 28, 2011. WE URGE INVESTORS AND SECURITY HOLDERS TO READ THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE PENDING TRANSACTION BECAUSE IT CONTAINS IMPORTANT INFORMATION. You may obtain a free copy of the joint proxy statement/prospectus and other related documents filed by Kindred and RehabCare with the SEC at the SEC’s website at www.sec.gov. The joint proxy statement/prospectus and the other documents filed by Kindred and RehabCare with the SEC may also be obtained for free by accessing Kindred’s website at www.kindredhealthcare.com and clicking on the “Investors” link and then clicking on the link for “SEC Filings” or by accessing RehabCare’s website at www.RehabCare.com and clicking on the “Investor Information” link and then clicking on the link for “SEC Filings”.

Participants in this Transaction

Kindred, RehabCare and their respective directors, executive officers and certain other members of management and employees may be soliciting proxies from their respective stockholders in favor of the pending transaction. You can find information about Kindred’s executive officers and directors in the joint proxy statement/prospectus. You can find information about RehabCare’s executive officers and directors in its amended Form 10-K filed with the SEC on April 28, 2011. You can obtain a free copy of these documents from Kindred or RehabCare, respectively, using the contact information above.

Forward-Looking Statements

Information set forth in this document contains forward-looking statements, which involve a number of risks and uncertainties. Kindred and RehabCare caution readers that any forward-looking information is not a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking information. Such forward-looking statements include, but are not limited to, statements about the benefits of the business combination transaction involving Kindred and RehabCare, including future financial and operating results, the combined company’s plans, objectives, expectations and intentions and other statements that are not historical facts.

The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: (a) the receipt of all required licensure and regulatory approvals and the satisfaction of the closing conditions to the acquisition of RehabCare by Kindred, including approval of the pending transaction by the stockholders of the respective companies, and Kindred’s ability to complete the required financing as contemplated by the financing commitment; (b) Kindred’s ability to integrate the operations of the acquired hospitals and rehabilitation services operations and realize the anticipated revenues, economies of scale, cost synergies and productivity gains in connection with the RehabCare acquisition and any other acquisitions that may be undertaken during 2011, as and when planned, including the potential for unanticipated issues, expenses and liabilities associated with those acquisitions and the risk that RehabCare fails to meet its expected financial and operating targets; (c) the potential for diversion of management time and resources in seeking to complete the RehabCare acquisition and integrate its operations; (d) the potential failure to retain key employees of RehabCare; (e) the impact of Kindred’s significantly increased levels of indebtedness as a result of the RehabCare acquisition on Kindred’s funding costs, operating flexibility and ability to fund ongoing operations with additional borrowings, particularly in light of ongoing volatility in the credit and capital markets; (f) the potential for dilution to Kindred stockholders as a result of the RehabCare acquisition; and (g) the ability of Kindred to operate pursuant to the terms of its debt obligations, including Kindred’s obligations under financings undertaken to complete the RehabCare acquisition, and the ability of Kindred to operate pursuant to its master lease agreements with Ventas, Inc. (NYSE:VTR). Additional factors that may affect future results are contained in Kindred’s and RehabCare’s filings with the SEC, which are available at the SEC’s web site at www.sec.gov. Many of these factors are beyond the control of Kindred or RehabCare. Kindred and RehabCare disclaim any obligation to update and revise statements contained in these materials based on new information or otherwise.